Exhibit 1

For immediate release

Sophie Brochu will not seek re-election to BCE board of directors

Brochu recently appointed President and CEO of Hydro-Québec

MONTRÉAL, April 2, 2020 – BCE Inc. (TSX, NYSE: BCE) today announced that Sophie Brochu will not seek re-election to the board of directors at BCE’s 2020 annual general shareholder meeting, following her appointment as President and Chief Executive Officer of Hydro-Québec effective April 6.

“On behalf of everyone at BCE, I congratulate Sophie on her selection as chief executive of Hydro-Québec and thank her sincerely for the invaluable service to our shareholders, customers and company she has delivered throughout a decade of achievement on our board,” said Gordon Nixon, Chair of the Board of BCE Inc. and Bell Canada. “We are pleased to have the opportunity to work with Sophie until our annual meeting in May, and wish her every success in her key role as the new leader of Hydro-Québec.”

Ms. Brochu has been a Director of BCE and Bell Canada since 2010 and currently serves on the Compensation and Governance committees. She will remain a Director until the BCE 2020 Annual General Meeting of Shareholders, which will be held live via webcast on Thursday May 7, 2020. With Ms. Brochu not standing for re-election, 14 directors will be nominated for election at the meeting.

About BCE

BCE is Canada’s largest communications company, providing Bell advanced broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit BCE.ca or Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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